SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

Skullcandy, Inc.

(Name of Subject Company (Issuer))

MRSL Merger Co.

(Offeror)

a wholly owned subsidiary of

MRSK Hold Co.

(Parent of Offeror)

Mill Road Capital II, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP number of class of securities)

MRSK Hold Co.

Attn: Thomas E. Lynch

382 Greenwich Ave., Suite One

Greenwich, Connecticut 06830

Telephone: (203) 987-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq.

Joseph A. Basile, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, Massachusetts 02210

(617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by MRSL Merger Co. (“Purchaser”), a wholly owned subsidiary of MRSK Hold Co. (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share, of Skullcandy, Inc. (“Skullcandy”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 23, 2016, by and among Parent, Purchaser and Skullcandy.

The tender offer described in this filing and the exhibit filed herewith has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Skullcandy. Upon commencement of the tender offer, Purchaser and Parent will file with the Securities and Exchange Commission (the “SEC”) and mail to Skullcandy stockholders a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, and thereafter, Skullcandy will file with the SEC and mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND SKULLCANDY STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be made available to Skullcandy stockholders at no expense to them. In addition, all of these materials (and all other tender offer documents filed by Purchaser, Parent and Skullcandy with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated August 24, 2016